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Exhibit 12.2

Agile Therapeutics, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the Years Ended December 31, 2017, 2016, 2015, 2014, and 2013
(Dollars in thousands)

	Year Ended December 31,
	2017	2016	2015		2014	2013
Earnings:
Pretax loss from continuing operations	$(28,304)	(31,816)		$(36,307)	$(19,730)	$(14,321)
Add:
Fixed charges	1,918	2,446		2,077	1,566	1,513

Total Earnings	$(26,386)	$(29,370)		$(34,230)	$(18,164)	$(12,808)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	$1,918	$2,446		$2,077	$1,566	$1,513
Estimate of interest expense within rental expense	—	—		—	—	—
Preferred Stock Dividends	—	—		—	—	—

Total Fixed Charges	$1,918	$2,446		$2,077	$1,566	$1,513

Ratio of Earnings to Fixed Charges	n/a	n/a		n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	$(28,304)	$(31,816)	$	$(36,307)	$(19,730)	$(14,321)

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  Exhibit 12.2
Agile Therapeutics, Inc. Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends For the Years Ended December 31, 2017, 2016, 2015, 2014, and 2013 (Dollars in thousands)